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                                                         SEC FILE NUMBER
                                                            000-23737
                                               ---------------------------------
                                                          CUSIP NUMBER

                                               ---------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

|X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q   |_| Form 10-D
|_| Form N-SAR  |_| Form N-CSR

For the period ended: March 31, 2006

|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR

For the transition period ended:_________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates: _____________________________________

================================================================================
PART I-REGISTRANT INFORMATION
================================================================================
Full Name of Registrant:                            Clickable Enterprises, Inc.

Former Name if Applicable:                          N/A

Address of Principal Executive Office
(Street and Number):                                711 South Columbus Avenue

City, State and Zip Code:                           Mount Vernon, New York 10550

================================================================================
PART II-RULES 12b-25(b) AND (c)
================================================================================
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

      (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N - SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================
PART III-NARRATIVE
================================================================================
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The registrant's former accountants have advised the registrant that the registrant's Form 10-KSB filed on June 29, 2006 did not comply with the requirements of Item 310 of Regulation S-B because the registrant did not seek the former accountants' consent or updated opinion with respect thereto. The registrant anticipates filing an amended Form 10-KSB with corrected formatting of the 2005 financial statements previously audited by the former accountants no later than the fifteenth calendar day after the prescribed due date.

================================================================================
PART IV-OTHER INFORMATION
================================================================================
(1) Name and telephone number of person to contact in regard to this notification:

      Nicholas J. Cirillo, Jr.                   914          699-5190
      --------------------------------------------------------------------------
             (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                  |X| Yes |_| No

      If the answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Please see Exhibit A attached hereto.

                           Clickable Enterprises, Inc.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 2006                  By: /s/ Nicholas Cirillo, Jr.
      -------------                      -------------------------
                                         Chief Executive Officer and President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                                                       Exhibit A

                           CLICKABLE ENTERPRISES, INC.

                            ATTACHMENT TO FORM 12b-25

            Part (IV)(3) Anticipated Changes in Results of Operations

The registrant anticipates reporting a material change in results of operations for the year ended March 31, 2006 as compared to the year ended March 31, 2005. For the year ended March 31, 2006, the registrant incurred an overall loss of $(2,223,302), or ($.02) per share, which was an increase of $968,899 from the net loss of $(1,254,402), or ($.02) per share for the prior period. The net losses for the years ended March 31, 2006 and 2005 include non-cash expenses including interest expense of $408,543 and $613,151, respectively, of which $207,347 and $383,333, respectively, relates to debt discount amortization expense, and expense charges for stock issued for services of $1,125,507 and $8,000, respectively. The year ended March 31, 2005 also includes $188,542 of amortization of deferred compensation and a gain of $250,000 for the forgiveness of interest accrued and unpaid for the convertible debentures. The increase in expense charges for stock issued for services and employee expenses are the principal causes of the increase of $968,899 in the loss from operations.